Legacy Acquisition Corp.

1308 Race Street, Suite 200

Cincinnati, OH 45202

By Electronic Mail Only

September 20, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn: Russell Mancuso

Re: Legacy Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted April 26, 2017

CIK No. 0001698113

Dear Mr. Mancuso:

On behalf of Legacy Acquisition Corp., a Delaware corporation (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, the Company’s response to the Staff’s comment letter received from the Staff on May 9, 2017, regarding the draft Registration Statement on Form S-1 filed with the Commission on April 26, 2017 (the “Registration Statement”). We have also today filed with the Commission an amendment to the Registration Statement reflecting the Staff’s comments.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

1.	Please balance your reference to the required 37.5% vote to also address the amount of public shares needed to approve a transaction if only the minimum number of shares necessary for a quorum vote. Also, if you could reduce the quorum requirement without shareholder approval, please explain the effect of the reduction clearly in your risk factors.

With respect to the Staff’s concern regarding stockholder approval, we have amended disclosure in the risk factor entitled “If we seek stockholder approval of our initial business combination, our initial stockholders have agreed to vote in favor of such initial business combination, regardless of how our public stockholders vote. Further, certain institutional investors may have different interests than other public stockholders.”

2.	We note your response to comment 3 and are aware of your planned discussions about auditor independence issues with the Commission’s Office of Chief Accountant. We may have further comments at the end of those discussions.

With respect to the Staff’s concerns regarding auditor independence issues, it is our understanding that the Commission’s Office of Chief Accountant has had oral discussions with the Company’s auditor, WithumSmith+Brown, PC, and has resolved any issues.

3.	We note your response to prior comment 7. Please tell us whether any of the $10,000 per month payment will be received by your officers or directors or their affiliates.

With respect to the Staff’s concern regarding payments to officers, directors or their affiliates, we have amended disclosure on pages 62, 72 and 118 of the Registration Statement to include the following sentence: “None of the $10,000 per month payment will be received by our officers or directors or their affiliates.”

4.	We note your response to prior comment 9. Please tell us how subsequent investors who may trade warrants on the NASDAQ will know whether they are purchasing warrants with voting rights.

With respect to the Staff’s comment regarding subsequent trading of the Company’s redeemable warrants, we note that such warrants shall be traded on the New York Stock Exchange and not on the NASDAQ. In addition, we have updated the definition of “public warrants” on page 1 of the Registration Statement.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com, or reach him by telephone at (212) 370-1300.

Sincerely,

/s/ Edwin J. Rigaud
Edwin J. Rigaud

cc:	Ellenoff Grossman & Schole LLP Freshfields Bruckhaus Deringer US LLP